

March 1, 2021

hobbyDB Corp.
1500 S Vona Ct
Superior, CO 80027

Dear Christian,

We have prepared and enclosed your 2020 Corporation income tax returns for the year ended December 31, 2020.

This return has been prepared for electronic filing. If you wish to have it transmitted electronically to the IRS, please sign, date, and return Form 8879-C to our office. We will then submit your electronic return to the IRS. Do not mail the paper copy of the return to the IRS. Return federal Form 8879-C to us by April 15, 2021.

No payment is required with this return when filed.

The Colorado Form 112 return has been prepared for electronic filing. If you wish to have it transmitted electronically to the CDOR, please sign, date, and return DR 8453-C to our office. We will then submit your electronic return to the CDOR. Do not mail the paper copy of the return to the CDOR. Return DR 8453-C to us by April 15, 2021.

No payment is required with this return when filed.

Copies of the returns are enclosed for your files. We suggest that you retain these copies indefinitely.

Best Regards,

Kurtz Fargo LLP

Corporation Two-Year Comparison

2020

Name: hobbyDB Corp.

Employer Identification Number: 46-3838265

Description	Prior Year	Current Year	Increase (Decrease)
INCOME:			
Gross receipts or sales less returns and allowances	416,600.	543,391.	126,791.
Cost of goods sold	51,992.	140,610.	88,618.
Gross profits	364,608.	402,781.	38,173.
Other income	0.	13,157.	13,157.
Total income	364,608.	415,938.	51,330.
DEDUCTIONS:			
Compensation of officers	114,136.	112,064.	-2,072.
Salaries and wages less employment credits	535,673.	338,426.	-197,247.
Repairs and maintenance	2,129.	0.	-2,129.
Rents	0.	42,498.	42,498.
Taxes and licenses	50,175.	38,657.	-11,518.
Interest	0.	29,183.	29,183.
Depreciation	602.	0.	-602.
Advertising	23,022.	26,463.	3,441.
Employee benefit programs	19,757.	16,513.	-3,244.
Other deductions	258,080.	156,478.	-101,602.
Total deductions	1,003,574.	760,282.	-243,292.
TAXABLE INCOME:			
Taxable income before NOL deduction and special deductions	-638,966.	-344,344.	294,622.
Taxable income	-638,966.	-344,344.	294,622.
TAX COMPUTATION:			
Tax before credits	0.	0.	0.
Tax after credits	0.	0.	0.
Total tax	0.	0.	0.
PAYMENTS AND CREDITS:			
BALANCE DUE OR REFUND:			
SCHEDULE M-1:			
Net income (loss) per books	-673,149.	-249,228.	423,921.
Book expenses not on return	75,093.	45,479.	-29,614.

Corporation
Two-Year Comparison

2020

Name: hobbyDB Corp.

Employer Identification Number: 46-3838265

Description	Prior Year	Current Year	Increase (Decrease)
Income on books not on return	37,577.	137,262.	99,685.
Return deductions not on books	3,333.	3,333.	0.
Income per return	-638,966.	-344,344.	294,622.
SCHEDULE M-2:			
Balance at beginning of year - Unappropriated Retained Earnings	-3,914,051.	-4,447,200.	-533,149.
Net income (loss) per books	-673,149.	-249,228.	423,921.
Other increases	140,000.	0.	-140,000.
Balance at end of year - Unappropriated Retained Earnings	-4,447,200.	-4,696,428.	-249,228.

012841
04-01-20

Form **8879-C**	**IRS e-file Signature Authorization for Form 1120**	OMB No. 1545-0123

For calendar year 2020, or tax year beginning _____ , 2020, ending _____ , 20 ____

▶ **Do not send to the IRS. Keep for your records.**

▶ **Go to www.irs.gov/Form8879C for the latest information.**

2020

Department of the Treasury
Internal Revenue Service

Name of corporation	Employer identification number
hobbyDB Corp.	46-3838265

Part I **Tax Return Information** (Whole dollars only)

1 Total income (Form 1120, line 11)	**1**	415,938.
2 Taxable income (Form 1120, line 30)	**2**	-344,344.
3 Total tax (Form 1120, line 31)	**3**	
4 Amount owed (Form 1120, line 35)	**4**	
5 Overpayment (Form 1120, line 36)	**5**	

Part II **Declaration and Signature Authorization of Officer.** Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2020 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize KURTZ FARGO LLP to enter my PIN | 12548

ERO firm name **do not enter all zeros**

as my signature on the corporation's 2020 electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2020 electronically filed income tax return.

Officer's signature ▶ _____ Date ▶ _____ Title ▶ CEO _____

Part III **Certification and Authentication**

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. | 84683615265

do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2020 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ▶ Jeffrey Starkey Date ▶ 03/01/21

ERO Must Retain This Form - See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions. Form **8879-C** (2020)

LHA

010211 11-03-20

U.S. Corporation Income Tax Return

Form **1120**

Department of the Treasury
Internal Revenue Service

For calendar year 2020 or tax year beginning _____, ending _____

▶ **Go to www.irs.gov/Form1120 for instructions and the latest information.**

OMB No. 1545-0123

2020

A Check if:
1a Consolidated return (attach Form 851) ...... ☐
b Life/nonlife consolidated return .... ☐
2 Personal holding co. (attach Sch. PH) ...... ☐
3 Personal service corp. (see instructions) ...... ☐
4 Schedule M-3 attached .... ☐

TYPE OR PRINT

Name
hobbyDB Corp.

Number, street, and room or suite no. If a P.O. box, see instructions.
1500 S Vona Ct

City or town, state or province, country, and ZIP or foreign postal code
Superior, CO 80027

B Employer identification number
46-3838265

C Date incorporated
10/01/2013

D Total assets (see instructions)
$ **346,848.**

E Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☒ Address change

Income

1a Gross receipts or sales		1a	543,391.
b Returns and allowances		1b	
c Balance. Subtract line 1b from line 1a		1c	543,391.
2 Cost of goods sold (attach Form 1125-A)		2	140,610.
3 Gross profit. Subtract line 2 from line 1c		3	402,781.
4 Dividends and inclusions (Schedule C, line 23)		4	
5 Interest		5	
6 Gross rents		6	
7 Gross royalties		7	
8 Capital gain net income (attach Schedule D (Form 1120))		8	
9 Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)		9	
10 Other income (attach statement)	See Statement 1	10	13,157.
11 **Total income.** Add lines 3 through 10	▶	11	415,938.

Deductions (See instructions for limitations on deductions.)

12 Compensation of officers (attach Form 1125-E)	▶	12	112,064.
13 Salaries and wages (less employment credits)		13	338,426.
14 Repairs and maintenance		14	
15 Bad debts		15	
16 Rents		16	42,498.
17 Taxes and licenses	See Statement 2	17	38,657.
18 Interest (see instructions)		18	29,183.
19 Charitable contributions	See Statement 3	19	0.
20 Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)		20	
21 Depletion		21	
22 Advertising		22	26,463.
23 Pension, profit-sharing, etc., plans		23	
24 Employee benefit programs		24	16,513.
25 Reserved for future use		25	
26 Other deductions (attach statement)	See Statement 4	26	156,478.
27 **Total deductions.** Add lines 12 through 26	▶	27	760,282.
28 Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11		28	-344,344.
29a Net operating loss deduction (see instructions) Statement 5	29a	0.	
b Special deductions (Schedule C, line 24)	29b		
c Add lines 29a and 29b		29c	

Tax, Refundable Credits, and Payments

30 **Taxable income.** Subtract line 29c from line 28. See instructions		30	-344,344.
31 Total tax (Schedule J, Part I, line 11)		31	0.
32 2020 net 965 tax liability paid (Schedule J, Part II, line 12)		32	
33 Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23)		33	
34 Estimated tax penalty. See instructions. Check if Form 2220 is attached	▶ ☐	34	
35 **Amount owed.** If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed		35	0.
36 **Overpayment.** If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid		36	
37 Enter amount from line 36 you want: **Credited to 2021 estimated tax** ▶ _____ **Refunded** ▶		37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _____   _____
Signature of officer   Date

▶ **CEO**
Title

May the IRS discuss this return with the preparer shown below?
☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check if self-employed	PTIN
Jeffrey Starkey	Jeffrey Starkey	03/01/21	☐	P00303384

Firm's name ▶ KURTZ FARGO LLP
Firm's EIN ▶ 27-3147421

Firm's address ▶ 1470 Walnut Street, Ste 301
Boulder, CO 80302

Phone no. (720) 310-2078

Form **1120** (2020)

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		See Instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8		See Instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Section 965(a) inclusion		See Instructions	
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 15, 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

Form **1120** (2020)

011611
12-18-20

Schedule J	**Tax Computation and Payment** (see instructions)

Part I - Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)) .... ▶ ☐		
2	Income tax. See instructions	**2**	0.
3	Base erosion minimum tax amount (attach Form 8991)	**3**	
4	Add lines 2 and 3	**4**	0.
5a	Foreign tax credit (attach Form 1118)	**5a**	
b	Credit from Form 8834 (see instructions)	**5b**	
c	General business credit (attach Form 3800)	**5c**	
d	Credit for prior year minimum tax (attach Form 8827)	**5d**	
e	Bond credits from Form 8912	**5e**	
6	**Total credits.** Add lines 5a through 5e	**6**	
7	Subtract line 6 from line 4	**7**	0.
8	Personal holding company tax (attach Schedule PH (Form 1120))	**8**	
9a	Recapture of investment credit (attach Form 4255)	**9a**	
b	Recapture of low-income housing credit (attach Form 8611)	**9b**	
c	Interest due under the look-back method-completed long-term contracts (attach Form 8697)	**9c**	
d	Interest due under the look-back method-income forecast method (attach Form 8866) ...	**9d**	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**	
f	Interest/tax due under Section 453A(c) and/or Section 453(l)	**9f**	
g	Other (see instructions - attach statement)	**9g**	
10	**Total.** Add lines 9a through 9g	**10**	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	**11**	0.

Part II - Section 965 Payments (see instructions)

12	2020 net 965 tax liability paid from Form 965-B, Part II, column (k), line 4. Enter here and on page 1, line 32	**12**	

Part III - Payments, Refundable Credits, and Section 965 Net Tax Liability

13	2019 overpayment credited to 2020	**13**	
14	2020 estimated tax payments	**14**	
15	2020 refund applied for on Form 4466	**15**	( )
16	Combine lines 13, 14, and 15	**16**	
17	Tax deposited with Form 7004	**17**	
18	Withholding (see instructions)	**18**	
19	**Total payments.** Add lines 16, 17, and 18	**19**	
20	Refundable credits from:		
a	Form 2439	**20a**	
b	Form 4136	**20b**	
c	Reserved for future use	**20c**	
d	Other (attach statement - see instructions)	**20d**	
21	**Total credits.** Add lines 20a through 20d	**21**	
22	2020 net 965 tax liability from Form 965-B, Part I, column (d), line 4. See instructions	**22**	
23	**Total payments, credits, and section 965 net tax liability.** Add lines 19, 21, and 22. Enter here and on page 1, line 33	**23**	

Form **1120** (2020)

Schedule K	**Other Information** (see instructions)						**Yes**	**No**

1 Check accounting method: **a** ☒ Cash   **b** ☐ Accrual   **c** ☐ Other (specify) ▶ _____

2 See the instructions and enter the:

a Business activity code no. ▶ 541519

b Business activity ▶ Web Platform

c Product or service ▶ E-Catalog

3 Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? .... — **X**

If "Yes," enter name and EIN of the parent corporation ▶ _____

_____

4 At the end of the tax year:

a Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt
organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the
corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G) .... — **X**

b Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all
classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .... **X** —

5 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any
foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions .... — **X**

If "Yes," complete (i) through (iv) below.

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership
(including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions .... — **X**

If "Yes," complete (i) through (iv) below.

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in
excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 .... — **X**

If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.

If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all
classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? .... — **X**

For rules of attribution, see section 318. If "Yes," enter:

(a) Percentage owned ▶ _____ and **(b)** Owner's country ▶ _____

(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign
Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ _____

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount .... ▶ ☐

If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ _____43_____

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here .... ▶ ☐

If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached
or the election will not be valid.

12 Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on
page 1, line 29a.) .... ▶ $ 4,031,932.

Form **1120** (2020)

011632
12-18-20

Schedule K	**Other Information** *(continued from page 4)*		Yes	No

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?		X
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ _____		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2020 that would require it to file Form(s) 1099?	X	
b	If "Yes," did or will the corporation file required Form(s) 1099?	X	
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions ▶ $ _____		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the corporation satisfy one or more of the following? See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter amount from Form 8996, line 15 .... ▶ $ _____		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		X
	Percentage: By Vote _____ By Value _____		

Form **1120** (2020)

Schedule L	**Balance Sheets per Books**	Beginning of tax year		End of tax year	
	Assets	**(a)**	**(b)**	**(c)**	**(d)**
1	Cash		103,058.		106,996.
2a	Trade notes and accounts receivable	25,279.		29,533.	
b	Less allowance for bad debts	( )	25,279.	( )	29,533.
3	Inventories		2,625.		170.
4	U.S. government obligations				
5	Tax-exempt securities				
6	Other current assets (att. stmt.) Stmt 6		34,616.		22,801.
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (att. stmt.)				
10a	Buildings and other depreciable assets	10,446.		10,446.	
b	Less accumulated depreciation	(10,446.)	0.	(10,446.)	0.
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)	243,900.		243,900.	
b	Less accumulated amortization	(40,411.)	203,489.	(56,552.)	187,348.
14	Other assets (att. stmt.)				
15	Total assets		369,067.		346,848.
	Liabilities and Shareholders' Equity				
16	Accounts payable		58,275.		60,574.
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (att. stmt.) Stmt 7		43,139.		31,086.
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (att. stmt.) Stmt 8		229,538.		102,237.
22	Capital stock: **a** Preferred stock	9,670.		10,136.	
	b Common stock	5,681.	15,351.	5,681.	15,817.
23	Additional paid-in capital		4,469,964.		4,833,562.
24	Retained earnings - Appropriated (attach statement)				
25	Retained earnings - Unappropriated		-4,447,200.		-4,696,428.
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity		369,067.		346,848.

Schedule M-1	**Reconciliation of Income (Loss) per Books With Income per Return**

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	-249,228.	7	Income recorded on books this year not included on this return (itemize):	
2	Federal income tax per books				
3	Excess of capital losses over capital gains			Tax-exempt interest $ _____	
4	Income subject to tax not recorded on books this year (itemize): _____			Stmt 10 137,262.	137,262.
			8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):			**a** Depreciation $ _____	
	a Depreciation $ _____			**b** Charitable contributions $ _____	
	b Charitable contributions $ _____			Stmt 11 3,333.	3,333.
	c Travel and entertainment $ 721.				
	Stmt 9 44,758.	45,479.	9	Add lines 7 and 8	140,595.
6	Add lines 1 through 5	-203,749.	10	Income (page 1, line 28) - line 6 less line 9	-344,344.

Schedule M-2	**Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)**

1	Balance at beginning of year	-4,447,200.	5	Distributions:	**a** Cash	
2	Net income (loss) per books	-249,228.			**b** Stock	
3	Other increases (itemize): _____				**c** Property	
			6	Other decreases (itemize): _____		
	_____					
	_____		7	Add lines 5 and 6		
4	Add lines 1, 2, and 3	-4,696,428.	8	Balance at end of year (line 4 less line 7)		-4,696,428.

Form **1125-A**

(Rev. November 2018)

Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

▶ **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.**

▶ **Go to www.irs.gov/Form1125A for the latest information.**

OMB No. 1545-0123

Name	Employer Identification number
hobbyDB Corp.	46-3838265

1	Inventory at beginning of year	1	2,625.
2	Purchases	2	94,380.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule) See Statement 12	5	43,775.
6	**Total.** Add lines 1 through 5	6	140,780.
7	Inventory at end of year	7	170.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	140,610.

9 a Check all methods used for valuing closing inventory:

(i) [X] Cost

(ii) [ ] Lower of cost or market

(iii) [ ] Other (Specify method used and attach explanation) ▶

b Check if there was a writedown of subnormal goods ▶ [ ]

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ▶ [ ]

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO **9d**

e If property is produced or acquired for resale, do the rules of Section 263A apply to the entity? See instructions [ ] Yes [X] No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? [ ] Yes [X] No
If "Yes," attach explanation.

For Paperwork Reduction Act Notice, see separate instructions.

Form **1125-A** (Rev. 11-2018)

024441
04-01-20 LHA



Form **3800**

Department of the Treasury
Internal Revenue Service (99)

General Business Credit

▶ Go to www.irs.gov/Form3800 for instructions and the latest information.
▶ You must attach all pages of Form 3800, pages 1, 2, and 3, to your tax return.

OMB No. 1545-0895

2020

Attachment Sequence No. **22**

Name(s) shown on return: hobbyDB Corp.

Identifying number: 46-3838265

Part I Current Year Credit for Credits Not Allowed Against Tentative Minimum Tax (TMT)
(See instructions and complete Part(s) III before Parts I and II.)

1	General business credit from line 2 of all Parts III with box A checked			1	0.
2	Passive activity credits from line 2 of all Parts III with box B checked	2			
3	Enter the applicable passive activity credits allowed for 2020. See instructions			3	
4	Carryforward of general business credit to 2020. Enter the amount from line 2 of Part III with box C checked. See instructions for statement to attach			4	
	Check this box if the carryforward was changed or revised from the original reported amount ▶ ☐				
5	Carryback of general business credit from 2021. Enter the amount from line 2 of Part III with box D checked			5	
6	Add lines 1, 3, 4, and 5			6	

Part II Allowable Credit

7	Regular tax before credits: • Individuals. Enter the sum of the amounts from Form 1040, 1040-SR, or 1040-NR, line 16, and Schedule 2 (Form 1040), line 2 • Corporations. Enter the amount from Form 1120, Schedule J, Part I, line 2; or the applicable line of your return • Estates and trusts. Enter the sum of the amounts from Form 1041, Schedule G, lines 1a and 1b; or the amount from the applicable line of your return			7	0.
8	Alternative minimum tax: • Individuals. Enter the amount from Form 6251, line 11 • Corporations. Enter -0- • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 54			8	0.
9	Add lines 7 and 8			9	0.
10a	Foreign tax credit	10a			
b	Certain allowable credits (see instructions)	10b			
c	Add lines 10a and 10b			10c	
11	**Net income tax.** Subtract line 10c from line 9. If zero, skip lines 12 through 15 and enter -0- on line 16			11	0.
12	**Net regular tax.** Subtract line 10c from line 7. If zero or less, enter -0-	12	0.		
13	Enter 25% (0.25) of the excess, if any, of line 12 over $25,000. See instructions	13			
14	Tentative minimum tax: • Individuals. Enter the amount from Form 6251, line 9 • Corporations. Enter -0- • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 52	14			
15	Enter the greater of line 13 or line 14			15	
16	Subtract line 15 from line 11. If zero or less, enter -0-			16	
17	Enter the **smaller** of line 6 or line 16 **C corporations:** See the line 17 instructions if there has been an ownership change, acquisition, or reorganization.			17	

LHA **For Paperwork Reduction Act Notice, see separate instructions.** Form **3800** (2020)

014401 12-04-20

| **Part II** | **Allowable Credit** *(continued)* |

Note: If you are not required to report any amounts on line 22 or 24 below, skip lines 18 through 25 and enter -0- on line 26.

18	Multiply line 14 by 75% (0.75). See instructions	18	
19	Enter the greater of line 13 or line 18	19	
20	Subtract line 19 from line 11. If zero or less, enter -0-	20	
21	Subtract line 17 from line 20. If zero or less, enter -0-	21	
22	Combine the amounts from line 3 of all Parts III with box A, C, or D checked	22	
23	Passive activity credit from line 3 of all Parts III with box B checked	23	
24	Enter the applicable passive activity credit allowed for 2020. See instructions	24	
25	Add lines 22 and 24	25	
26	Empowerment zone and renewal community employment credit allowed. Enter the smaller of line 21 or line 25	26	
27	Subtract line 13 from line 11. If zero or less, enter -0-	27	0.
28	Add lines 17 and 26	28	0.
29	Subtract line 28 from line 27. If zero or less, enter -0-	29	0.
30	Enter the general business credit from line 5 of all Parts III with box A checked	30	23,975.
31	Reserved	31	
32	Passive activity credits from line 5 of all Parts III with box B checked	32	
33	Enter the applicable passive activity credits allowed for 2020. See instructions	33	
34	Carryforward of business credit to 2020. Enter the amount from line 5 of Part III with box C checked and line 6 of Part III with box G checked. See instructions for statement to attach	34	
	Check this box if the carryforward was changed or revised from the original reported amount ▶ ☐		
35	Carryback of business credit from 2021. Enter the amount from line 5 of Part III with box D checked. See instructions	35	
36	Add lines 30, 33, 34, and 35	36	23,975.
37	Enter the **smaller** of line 29 or line 36	37	0.
38	**Credit allowed for the current year.** Add lines 28 and 37.		

Report the amount from line 38 (if smaller than the sum of Part I, line 6, and Part II, lines 25 and 36, see instructions) as indicated below or on the applicable line of your return.

- Individuals. Schedule 3 (Form 1040), line 6
- Corporations. Form 1120, Schedule J, Part I, line 5c
- Estates and trusts. Form 1041, Schedule G, line 2b

38	0.

Name(s) shown on return	Identifying number
hobbyDB Corp.	46-3838265

Part III　General Business Credits or Eligible Small Business Credits (see instructions)

Complete a separate Part III for each box checked below. See instructions.

A [X] General Business Credit From a Non-Passive Activity　　**E** [ ] Reserved

B [ ] General Business Credit From a Passive Activity　　**F** [ ] Reserved

C [ ] General Business Credit Carryforwards　　**G** [ ] Eligible Small Business Credit Carryforwards

D [ ] General Business Credit Carrybacks　　**H** [ ] Reserved

I　If you are filing more than one Part III with box A or B checked, complete and attach first an additional Part III combining amounts from all Parts III with box A or B checked. Check here if this is the consolidated Part III .... ▶ [ ]

(a) Description of credit		(b) Enter EIN if claiming the credit from a pass-through entity.	(c) Enter the appropriate amount.
Note: On any line where the credit is from more than one source, a separate Part III is needed for each pass-through entity.			
1a Investment (Form 3468, Part II only) (attach Form 3468)	**1a**		
b Reserved	**1b**		
c Increasing research activities (Form 6765)	**1c**		
d Low-income housing (Form 8586, Part I only)	**1d**		
e Disabled access (Form 8826)*	**1e**		
f Renewable electricity, refined coal, and Indian coal production (Form 8835)	**1f**		
g Indian employment (Form 8845)	**1g**		
h Orphan drug (Form 8820)	**1h**		
i New markets (Form 8874)	**1i**		
j Small employer pension plan startup costs and auto-enrollment (Form 8881)	**1j**		
k Employer-provided child care facilities and services (Form 8882)*	**1k**		
l Biodiesel and renewable diesel fuels (attach Form 8864)	**1l**		
m Low sulfur diesel fuel production (Form 8896)	**1m**		
n Distilled spirits (Form 8906)	**1n**		
o Nonconventional source fuel (carryforward only)	**1o**		
p Energy efficient home (Form 8908)	**1p**		
q Energy efficient appliance (carryforward only)	**1q**		
r Alternative motor vehicle (Form 8910)	**1r**		
s Alternative fuel vehicle refueling property (Form 8911)	**1s**		
t Enhanced oil recovery credit (carryforward only)	**1t**		
u Mine rescue team training (Form 8923)	**1u**		
v Agricultural chemicals security (carryforward only)	**1v**		
w Employer differential wage payments (Form 8932)	**1w**		
x Carbon oxide sequestration (Form 8933)	**1x**		
y Qualified plug-in electric drive motor vehicle (Form 8936)	**1y**		
z Qualified plug-in electric vehicle (carryforward only)	**1z**		
aa Employee retention (Form 5884-A)	**1aa**		
bb General credits from an electing large partnership (carryforward only)	**1bb**		
zz Other. Oil and gas production from marginal wells (Form 8904) and certain other credits (see instructions)	**1zz**		
2 Add lines 1a through 1zz and enter here and on the applicable line of Part I	**2**		
3 Enter the amount from Form 8844 here and on the applicable line of Part II	**3**		
4a Investment (Form 3468, Part III) (attach Form 3468)	**4a**		
b Work opportunity (Form 5884)	**4b**		
c Biofuel producer (Form 6478)	**4c**		
d Low-income housing (Form 8586, Part II)	**4d**		
e Renewable electricity, refined coal, and Indian coal production (Form 8835)	**4e**		
f Employer social security and Medicare taxes paid on certain employee tips (Form 8846)	**4f**		
g Qualified railroad track maintenance (Form 8900)	**4g**		
h Small employer health insurance premiums (Form 8941)	**4h**		
i Increasing research activities (Form 6765)	**4i**		23,975.
j Employer credit for paid family and medical leave (Form 8994)	**4j**		
z Other	**4z**		
5 Add lines 4a through 4z and enter here and on the applicable line of Part II	**5**		23,975.
6 Add lines 2, 3, and 5 and enter here and on the applicable line of Part II	**6**		23,975.

* See instructions for limitation on this credit.　　　014403 12-04-20　　　　　　　Form **3800** (2020)

SCHEDULE G (Form 1120)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

▶ Attach to Form 1120.

OMB No. 1545-0123

Name: hobbyDB Corp.

Employer identification number (EIN): 46-3838265

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
Christian Braun	049-94-8012	United States	30.96%

For Paperwork Reduction Act Notice, see the Instructions for Form 1120.
017701
04-01-20 LHA
Schedule G (Form 1120) (Rev. 12-2011)

Form **1125-E**

(Rev. October 2016)

Department of the Treasury
Internal Revenue Service

Compensation of Officers

▶ **Attach to Form 1120, 1120-C, 1120-F, 1120-REIT, 1120-RIC, or 1120S.**

▶ **Information about Form 1125-E and its separate instructions is at www.irs.gov/form1125e.**

OMB No. 1545-0123

Name

hobbyDB Corp.

Employer Identification number

46-3838265

Note: Complete Form 1125-E only if total receipts are $500,000 or more. See instructions for definition of total receipts.

(a) Name of officer	**(b)** Social security number	**(c)** Percent of time devoted to business	Percent of stock owned		**(f)** Amount of compensation
			(d) Common	**(e)** Preferred	
1 Christian Braun	049-94-8012	100%	74.04%	6.81%	112,064.

2	Total compensation of officers		**2**	112,064.
3	Compensation of officers claimed on Form 1125-A or elsewhere on return		**3**	
4	Subtract line 3 from line 2. Enter the result here and on Form 1120, page 1, line 12 or the appropriate line of your tax return		**4**	112,064.

For Paperwork Reduction Act Notice, see separate instructions.

Form **1125-E** (Rev. 10-2016)

Form **4562**

Department of the Treasury
Internal Revenue Service (99)

Depreciation and Amortization
(Including Information on Listed Property) OTHER
▶ Attach to your tax return.
▶ Go to www.irs.gov/Form4562 for instructions and the latest information.

OMB No. 1545-0172

2020

Attachment
Sequence No. **179**

Name(s) shown on return	Business or activity to which this form relates	Identifying number
hobbyDB Corp.	Other Depreciation	46-3838265

Part I | Election To Expense Certain Property Under Section 179 **Note:** If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	**1**	
2	Total cost of section 179 property placed in service (see instructions)	**2**	
3	Threshold cost of section 179 property before reduction in limitation	**3**	
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	**4**	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	**5**	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost	

7	Listed property. Enter the amount from line 29 .... **7**		
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	**8**	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	**9**	
10	Carryover of disallowed deduction from line 13 of your 2019 Form 4562	**10**	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5	**11**	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11	**12**	
13	Carryover of disallowed deduction to 2021. Add lines 9 and 10, less line 12 .... ▶ **13**		

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II | Special Depreciation Allowance and Other Depreciation (Don't include listed property.)

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year	**14**	
15	Property subject to section 168(f)(1) election	**15**	
16	Other depreciation (including ACRS)	**16**	

Part III | MACRS Depreciation (Don't include listed property. See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2020	**17**	
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here .... ▶ ☐		

Section B - Assets Placed in Service During 2020 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only - see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property	/		27.5 yrs.	MM	S/L	
	/		27.5 yrs.	MM	S/L	
i Nonresidential real property	/		39 yrs.	MM	S/L	
	/			MM	S/L	

Section C - Assets Placed in Service During 2020 Tax Year Using the Alternative Depreciation System

20a Class life					S/L	
b 12-year			12 yrs.		S/L	
c 30-year	/		30 yrs.	MM	S/L	
d 40-year	/		40 yrs.	MM	S/L	

Part IV | Summary (See instructions.)

21	Listed property. Enter amount from line 28	**21**	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instr.	**22**	
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs **23**		

016251 12-18-20 LHA **For Paperwork Reduction Act Notice, see separate instructions.**

Form **4562** (2020)

Part V   **Listed Property** (Include automobiles, certain other vehicles, certain aircraft, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A - Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed? ☐ **Yes** ☐ **No**   **24b** If "Yes," is the evidence written? ☐ **Yes** ☐ **No**

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/ investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/ Convention	(h) Depreciation deduction	(i) Elected section 179 cost
25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use **25**								
26 Property used more than 50% in a qualified business use:								
		%						
		%						
		%						
27 Property used 50% or less in a qualified business use:								
		%			S/L -			
		%			S/L -			
		%			S/L -			
28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1 .... **28**								
29 Add amounts in column (i), line 26. Enter here and on line 7, page 1 .... **29**								

Section B - Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other "more than 5% owner," or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

	(a) Vehicle		(b) Vehicle		(c) Vehicle		(d) Vehicle		(e) Vehicle		(f) Vehicle	
30 Total business/investment miles driven during the year (**don't** include commuting miles)												
31 Total commuting miles driven during the year ...												
32 Total other personal (noncommuting) miles driven												
33 Total miles driven during the year. Add lines 30 through 32												
34 Was the vehicle available for personal use during off-duty hours?	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
35 Was the vehicle used primarily by a more than 5% owner or related person?												
36 Is another vehicle available for personal use?												

Section C - Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **aren't** more than 5% owners or related persons.

	Yes	No
37 Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38 Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners		
39 Do you treat all use of vehicles by employees as personal use?		
40 Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41 Do you meet the requirements concerning qualified automobile demonstration use?		

Note: If your answer to 37, 38, 39, 40, or 41 is "Yes," don't complete Section B for the covered vehicles.

Part VI   **Amortization**

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year
42 Amortization of costs that begins during your 2020 tax year:					
43 Amortization of costs that began before your 2020 tax year **43**					19,474.
44 Total. Add amounts in column (f). See the instructions for where to report **44**					19,474.

2020 DEPRECIATION AND AMORTIZATION REPORT

Other Depreciation   OTHER

Asset No.	Description	Date Acquired	Method	Life	Conv	Line No.	Unadjusted Cost Or Basis	Bus % Excl	Section 179 Expense	* Reduction In Basis	Basis For Depreciation	Beginning Accumulated Depreciation	Current Sec 179 Expense	Current Year Deduction	Ending Accumulated Depreciation
1	Intangibles	10/01/13	197	180M		43	50,000.				50,000.	20,831.		3,333.	24,164.
6	hobbyDB Social Media Assets	06/30/14	197	180M		43	2,500.				2,500.	918.		167.	1,085.
7	Scoomer.com	05/05/16		180M		43	7,200.				7,200.	1,760.		480.	2,240.
8	Popriceguide.com	10/01/16		180M		43	90,000.				90,000.	19,500.		6,000.	25,500.
9	Rareburg.com	11/17/16		180M		43	2,000.				2,000.	421.		133.	554.
10	Thetoypeddler.com	12/04/17		180M		43	100,000.				100,000.	13,890.		6,667.	20,557.
11	Hall of fames	03/07/17		180M		43	10,000.				10,000.	1,890.		667.	2,557.
12	Thetoypeddler.com	01/04/18		180M		43	25,000.				25,000.	3,334.		1,667.	5,001.
13	scale18.com database	02/16/18		180M		43	1,080.				1,080.	132.		72.	204.
14	TGM	07/30/18		180M		43	4,320.				4,320.	408.		288.	696.
	* Other Total Other						292,100.				292,100.	63,084.		19,474.	82,558.
	Machinery & Equipment														
2	MacBook	05/07/14	200DB	5.00	HY	17	2,476.				2,476.	2,475.		0.	2,475.
3	Pairing Machine	05/19/14	200DB	5.00	HY	17	3,888.				3,888.	3,888.		0.	3,888.
4	Apple Thunderbolt Display	06/04/14	200DB	5.00	HY	17	875.				875.	875.		0.	875.
5	Pairing Machine	06/05/14	200DB	5.00	HY	17	3,207.				3,207.	3,206.		0.	3,206.
	* Other Total Machinery & Equipment						10,446.				10,446.	10,444.		0.	10,444.
	* Grand Total Other Depr & Amort						302,546.				302,546.	73,528.		19,474.	93,002.

028111 04-01-20

(D) - Asset disposed   * ITC, Salvage, Bonus, Commercial Revitalization Deduction, GO Zone

BOOK   **Depreciation and Amortization**
(Including Information on Listed Property)   OTHER

OMB No. 1545-0172

2020

Attachment
Sequence No. **179**

► **Attach to your tax return.**

► **Go to www.irs.gov/Form4562 for instructions and the latest information.**

Name(s) shown on return	Business or activity to which this form relates	Identifying number
hobbyDB Corp.	Other Depreciation	46-3838265

Part I	**Election To Expense Certain Property Under Section 179 Note:** If you have any listed property, complete Part V before you complete Part I.		

1	Maximum amount (see instructions)	1	1,040,000.
2	Total cost of section 179 property placed in service (see instructions)	2	
3	Threshold cost of section 179 property before reduction in limitation	3	2,590,000.
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	5	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost	

7	Listed property. Enter the amount from line 29	7		
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7		8	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8		9	
10	Carryover of disallowed deduction from line 13 of your 2019 Form 4562		10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5		11	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11		12	
13	Carryover of disallowed deduction to 2021. Add lines 9 and 10, less line 12 ►	13		

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II	**Special Depreciation Allowance and Other Depreciation (Don't** include listed property.**)**

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year	14	
15	Property subject to section 168(f)(1) election	15	
16	Other depreciation (including ACRS)	16	

Part III	**MACRS Depreciation (Don't** include listed property. See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2020	17	
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here ► ☐		

Section B - Assets Placed in Service During 2020 Tax Year Using the General Depreciation System

	(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only - see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a	3-year property						
b	5-year property						
c	7-year property						
d	10-year property						
e	15-year property						
f	20-year property						
g	25-year property			25 yrs.		S/L	
h	Residential rental property	/		27.5 yrs.	MM	S/L	
		/		27.5 yrs.	MM	S/L	
i	Nonresidential real property	/		39 yrs.	MM	S/L	
		/			MM	S/L	

Section C - Assets Placed in Service During 2020 Tax Year Using the Alternative Depreciation System

20a	Class life					S/L	
b	12-year			12 yrs.		S/L	
c	30-year	/		30 yrs.	MM	S/L	
d	40-year	/		40 yrs.	MM	S/L	

Part IV	**Summary** (See instructions.)

21	Listed property. Enter amount from line 28	21	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instr.	22	
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	23	

Part V	Listed Property (Include automobiles, certain other vehicles, certain aircraft, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A - Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed? ☐ Yes ☐ No	24b If "Yes," is the evidence written? ☐ Yes ☐ No

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/ investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/ Convention	(h) Depreciation deduction	(i) Elected section 179 cost
25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use **25**								
26 Property used more than 50% in a qualified business use:								
	: :	%						
	: :	%						
	: :	%						
27 Property used 50% or less in a qualified business use:								
	: :	%			S/L -			
	: :	%			S/L -			
	: :	%			S/L -			
28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1 .... **28**								
29 Add amounts in column (i), line 26. Enter here and on line 7, page 1 .... **29**								

Section B - Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other "more than 5% owner," or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

	(a) Vehicle		(b) Vehicle		(c) Vehicle		(d) Vehicle		(e) Vehicle		(f) Vehicle	
30 Total business/investment miles driven during the year (**don't** include commuting miles)												
31 Total commuting miles driven during the year ...												
32 Total other personal (noncommuting) miles driven												
33 Total miles driven during the year. Add lines 30 through 32												
34 Was the vehicle available for personal use during off-duty hours?	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
35 Was the vehicle used primarily by a more than 5% owner or related person?												
36 Is another vehicle available for personal use?												

Section C - Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **aren't** more than 5% owners or related persons.

	Yes	No
37 Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38 Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners		
39 Do you treat all use of vehicles by employees as personal use?		
40 Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41 Do you meet the requirements concerning qualified automobile demonstration use?		

Note: If your answer to 37, 38, 39, 40, or 41 is "Yes," don't complete Section B for the covered vehicles.

Part VI	Amortization

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year
42 Amortization of costs that begins during your 2020 tax year:					
	: :				
	: :				
43 Amortization of costs that began before your 2020 tax year **43**					16,141.
44 **Total.** Add amounts in column (f). See the instructions for where to report **44**					16,141.

2020 DEPRECIATION AND AMORTIZATION REPORT

Other Depreciation   BOOK

Asset No.	Description	Date Acquired	Method	Life	Conv	Line No.	Unadjusted Cost Or Basis	Bus % Excl	Section 179 Expense	* Reduction In Basis	Basis For Depreciation	Beginning Accumulated Depreciation	Current Sec 179 Expense	Current Year Deduction	Ending Accumulated Depreciation
1	Intangibles	10/01/13	197	180M		43								0.	
6	hobbyDB Social Media Assets	06/30/14	197	180M		43	2,500.				2,500.	918.		167.	1,085.
7	Scoomer.com	05/05/16		180M		43	7,200.				7,200.	1,440.		480.	1,920.
8	Popriceguide.com	10/01/16		180M		43	90,000.				90,000.	18,000.		6,000.	24,000.
9	Rareburg.com	11/17/16		180M		43	2,000.				2,000.	399.		133.	532.
10	Thetoypeddler.com	12/04/17		180M		43	100,000.				100,000.	13,890.		6,667.	20,557.
11	Hall of fames	03/07/17		180M		43	10,000.				10,000.	1,890.		667.	2,557.
12	Thetoypeddler.com	01/04/18		180M		43	25,000.				25,000.	3,334.		1,667.	5,001.
13	scale18.com database	02/16/18		180M		43	1,080.				1,080.	132.		72.	204.
14	TGM	07/30/18		180M		43	4,320.				4,320.	408.		288.	696.
	* Other Total Other						242,100.		0.	0.	242,100.	40,411.	0.	16,141.	56,552.
	Machinery & Equipment														
2	MacBook	05/07/14	200DB	5.00	HY	17	2,476.				2,476.	2,475.		0.	2,475.
3	Pairing Machine	05/19/14	200DB	5.00	HY	17	3,888.				3,888.	3,888.		0.	3,888.
4	Apple Thunderbolt Display	06/04/14	200DB	5.00	HY	17	875.				875.	875.		0.	875.
5	Pairing Machine	06/05/14	200DB	5.00	HY	17	3,207.				3,207.	3,206.		0.	3,206.
	* Other Total Machinery & Equipment						10,446.		0.	0.	10,446.	10,444.	0.	0.	10,444.
	* Grand Total Other Depr & Amort						252,546.		0.	0.	252,546.	50,855.	0.	16,141.	66,996.

028111 04-01-20

(D) - Asset disposed   * ITC, Salvage, Bonus, Commercial Revitalization Deduction, GO Zone

Credit for Increasing Research Activities

OMB No. 1545-0619

▶ **Attach to your tax return.**

▶ **Go to www.irs.gov/Form6765 for instructions and the latest information.**

Attachment
Sequence No. **676**

Name(s) shown on return

hobbyDB Corp.

Identifying number

46-3838265

Section A - Regular Credit. Skip this section and go to Section B if you are electing or previously elected (and are not revoking) the alternative simplified credit.

1	Certain amounts paid or incurred to energy consortia	**1**	
2	Basic research payments to qualified organizations	**2**	
3	Qualified organization base period amount	**3**	
4	Subtract line 3 from line 2. If zero or less, enter -0-	**4**	
5	Wages for qualified services (do not include wages used in figuring the work opportunity credit)	**5**	232,434.
6	Cost of supplies	**6**	
7	Rental or lease costs of computers	**7**	7,316.
8	Enter the applicable percentage of contract research expenses	**8**	
9	Total qualified research expenses. Add lines 5 through 8	**9**	239,750.
10	Enter fixed-base percentage, but not more than 16% (0.16)	**10**	16.0000 %
11	Enter average annual gross receipts	**11**	217,965.
12	Multiply line 11 by the percentage on line 10	**12**	34,874.
13	Subtract line 12 from line 9. If zero or less, enter -0-	**13**	204,876.
14	Multiply line 9 by 50% (0.50)	**14**	119,875.
15	Enter the **smaller** of line 13 or line 14	**15**	119,875.
16	Add lines 1, 4, and 15	**16**	119,875.
17	Are you electing the reduced credit under section 280C? ▶ Yes ☐ No ☒ If "Yes," multiply line 16 by 15.8% (0.158). If "No," multiply line 16 by 20% (0.20) and see the instructions for the statement that must be attached. Members of controlled groups or businesses under common control, see instructions for the statement that must be attached	**17**	23,975.

Section B - Alternative Simplified Credit. Skip this section if you are completing Section A.

18	Certain amounts paid or incurred to energy consortia	**18**	
19	Basic research payments to qualified organizations	**19**	
20	Qualified organization base period amount	**20**	
21	Subtract line 20 from line 19. If zero or less, enter -0-	**21**	
22	Add lines 18 and 21	**22**	
23	Multiply line 22 by 20% (0.20)	**23**	
24	Wages for qualified services (do not include wages used in figuring the work opportunity credit)	**24**	
25	Cost of supplies	**25**	
26	Rental or lease costs of computers	**26**	
27	Enter the applicable percentage of contract research expenses	**27**	
28	Total qualified research expenses. Add lines 24 through 27	**28**	
29	Enter your total qualified research expenses for the prior 3 tax years. If you had no qualified research expenses in any one of those years, skip lines 30 and 31	**29**	
30	Divide line 29 by 6.0	**30**	
31	Subtract line 30 from line 28. If zero or less, enter -0-	**31**	
32	Multiply line 31 by 14% (0.14). If you skipped lines 30 and 31, multiply line 28 by 6% (0.06)	**32**	
33	Add lines 23 and 32	**33**	
34	Are you electing the reduced credit under section 280C? ▶ Yes ☐ No ☐ If "Yes," multiply line 33 by 79% (0.79). If "No," enter the amount from line 33 and see the line 17 instructions for the statement that must be attached. Members of controlled groups or businesses under common control, see instructions for the statement that must be attached	**34**	

LHA **For Paperwork Reduction Act Notice, see separate instructions.**

Form **6765** (Rev. 12-2020)

Section C - Current Year Credit

35	Enter the portion of the credit from Form 8932, line 2, that is attributable to wages that were also used to figure the credit on line 17 or line 34 (whichever applies)	**35**	
36	Subtract line 35 from line 17 or line 34 (whichever applies). If zero or less, enter -0-	**36**	23,975.
37	Credit for increasing research activities from partnerships, S corporations, estates, and trusts	**37**	
38	Add lines 36 and 37	**38**	23,975.
	● Estates and trusts, go to line 39.		
	● Partnerships and S corporations not electing the payroll tax credit, stop here and report this amount on Schedule K.		
	● Partnerships and S corporations electing the payroll tax credit, complete Section D and report on Schedule K the amount on this line reduced by the amount on line 44.		
	● Eligible small businesses, stop here and report the credit on Form 3800, Part III, line 4i. See instructions for the definition of eligible small business.		
	● Filers other than eligible small businesses, stop here and report the credit on Form 3800, Part III, line 1c.		
	Note: Qualified small business filers, other than partnerships and S corporations, electing the payroll tax credit must complete Form 3800 before completing Section D.		
39	Amount allocated to beneficiaries of the estate or trust	**39**	
40	Estates and trusts, subtract line 39 from line 38. For eligible small businesses, report the credit on Form 3800, Part III, line 4i. See instructions. For filers other than eligible small businesses, report the credit on Form 3800, Part III, line 1c	**40**	

Section D - Qualified Small Business Payroll Tax Election and Payroll Tax Credit. Skip this section if the payroll tax election does not apply. See instructions.

41	Check this box if you are a qualified small business electing the payroll tax credit. See instructions ☒		
42	Enter the portion of line 36 elected as a payroll tax credit (do not enter more than $250,000). See instructions	**42**	23,975.
43	General business credit carryforward from the current year (see instructions). Partnerships and S corporations, skip this line and go to line 44	**43**	23,975.
44	Partnerships and S corporations, enter the smaller of line 36 or line 42. All others, enter the smallest of line 36, line 42, or line 43. Enter here and on the applicable line of Form 8974, Part 1, column (e). Members of controlled groups or businesses under common control, see instructions for the statement that must be attached	**44**	23,975.

Form **6765** (Rev. 12-2020)

Section 1.263(a)-1(f) De Minimis Safe Harbor Election

hobbyDB Corp.
1500 S Vona Ct
Superior, CO   80027

Employer Identification Number: 46-3838265

For the Year Ending December 31, 2020

hobbyDB Corp. is making the de minimis safe harbor election under
Reg. Sec. 1.263(a)-1(f).

Form 1120	Other Income	Statement 1

Description	Amount
Other Income	13,157.
Total to Form 1120, Line 10	13,157.

Form 1120	Taxes and Licenses	Statement 2

Description	Amount
Licenses and permits	470.
Payroll Taxes	38,187.
Total to Form 1120, Line 17	38,657.

Contributions   Statement 3

Current Year Contributions:
Qualified Contributions Subject to 100% Limit
Qualified Contributions Subject to 25% Limit
Food Inventory Contributions Subject to 25% Limit
Food Inventory Contributions Subject to 15% Limit
Qualified Contributions Subject to 10% Limit

Contribution Subject to Limitation:
  Carryover of Prior Years Unused Contributions

  For Tax Year 2015
  For Tax Year 2016
  For Tax Year 2017   227
  For Tax Year 2018
  For Tax Year 2019
                                        _____

  Total Carryover   227
  Current Year Contributions
                                        _____

  Total Contributions Available   227
  Taxable Income Limitation as Adjusted   0
                                        _____

  Excess Contributions   227
                                        _____

  Allowable Contributions Deduction   0
                                                              _____

Total Contribution Deduction   0
                                                              _____

```
Form 1120                    Other Deductions                    Statement 4
```

Description	Amount
Amortization	19,474.
Bank Charges	2,232.
Data Processing	41,124.
Employee Training	118.
Legal and Professional Fees	25,603.
Meals	721.
Office Expense	5,252.
Other Gen and Admin	516.
Postage	1,154.
Printing	86.
Reduced Research Expenses from Form 6765	-23,975.
Soft and Hardware Expenses	8,246.
Subcontractors Development	72,686.
Travel	537.
Utilities	2,704.
Total to Form 1120, Line 26	156,478.

```
                      Net Operating Loss Deduction              Statement 5
```

Tax Year	Loss Sustained	Loss Previously Applied	Loss Remaining	Available This Year
12/31/13	162,760.		162,760.	162,760.
12/31/14	409,067.		409,067.	409,067.
12/31/15	737,971.		737,971.	737,971.
12/31/16	643,762.		643,762.	643,762.
12/31/17	807,984.		807,984.	807,984.
12/31/18	631,422.		631,422.	631,422.
12/31/19	638,966.		638,966.	638,966.
NOL Available This Year			4,031,932.	4,031,932.

```
Schedule L                 Other Current Assets                 Statement 6
```

Description	Beginning of Tax Year	End of Tax Year
Deposits	6,100.	0.
Loans to KMJ Diecast	28,516.	22,801.
Total to Schedule L, Line 6	34,616.	22,801.

Schedule L	Other Current Liabilities		Statement 7

Description	Beginning of Tax Year	End of Tax Year
Capital One Credit Card	12,098.	4,235.
Deposits from Tenants	5,996.	0.
Loan from HW Newsletter	1,038.	0.
Payroll Tax Liabilities	24,007.	26,851.
Total to Schedule L, Line 18	43,139.	31,086.

Schedule L	Other Liabilities		Statement 8

Description	Beginning of Tax Year	End of Tax Year
Heinz Reschke Loan	91,000.	0.
Paypal Loan-Corporate	0.	29,585.
PayPal Loan-Marketplace	138,538.	63,180.
Payroll Protection Program		9,472.
Total to Schedule L, Line 21	229,538.	102,237.

Schedule M-1	Other Expenses Recorded on Books not Deducted in this Return	Statement 9

Description	Amount
Accrued Wages	20,783.
Excluded Portion of Research Expenses	23,975.
Total to Schedule M-1, Line 5	44,758.

Schedule M-1	Other Income Recorded on Books not Included in this Return	Statement 10

Description	Amount
PPP Loan Forgiveness	117,636.
R and D Credit	17,671.
Accrual to cash	1,955.
Total to Schedule M-1, Line 7	137,262.

Schedule M-1	Other Deductions in this Return not Charged Against Book Income	Statement 11

Description	Amount
Amortization	3,333.
Total to Schedule M-1, Line 8	3,333.

Form 1125-A	Other Costs	Statement 12

Description	Amount
Transaction Related Finance Fees	43,775.
Total to Line 5	43,775.



208453C 11019

DR 8453C (09/01/20)
COLORADO DEPARTMENT OF REVENUE
Denver CO 80261-0006
Tax.Colorado.gov

State of Colorado
Corporate Income Tax Declaration for Electronic Filing

Do not mail this form to the IRS or the Colorado Department of Revenue. **Retain with your records.**

Colorado Account Number	FEIN	Tax Year Beginning (MM/DD/YY)	Tax Year End (MM/DD/YY)
30167571	46-3838265	01/01/20	12/31/20

Business Name	Phone Number
hobbyDB Corp.	(303) 667-7295

Address
1500 S Vona Ct

City	State	ZIP
Superior	CO	80027

Part I - Tax Return Information

1. Total Income, from federal Form 1120	1	$ 415,938
2. Federal Taxable Income from federal Form 1120	2	$ -344,344
3. Colorado Tax, line 20 on Colorado Form 112	3	$
4. Colorado Payments, line 27 on Colorado Form 112	4	$
5. Amount You Owe, line 38 on Colorado Form 112	5	$
6. Refund, line 41 Colorado Form 112	6	$

Part II - Declaration of Tax Payer

Under penalties of perjury, I declare that I am an officer of the company listed above and the information provided for electronic filing and the amounts shown in Part I above agree with the amounts shown on the company's 2020 Federal/Colorado income tax returns, and that said tax returns, statements, schedules and attachments are true, correct, and complete to the best of my knowledge and belief. I understand that I (or my Electronic Return Originator (ERO) if applicable) may be required to provide paper copies of this declaration, my returns, withholding statements, schedules and attachments upon request by the Colorado Department of Revenue at any time during the period covered by the Colorado statute of limitations.

Signature	Title	Date
	CEO	

Part III - Declaration of ERO/Preparer/Transmitter

If the transmitter did not prepare the tax return, check here [X]

If I am not the preparer, I declare only that the amounts shown in Part I above agree with the amounts shown on the taxpayer's 2020 Federal/ Colorado income tax returns. If I am the preparer, under penalties of perjury I declare that I have reviewed the above taxpayer's 2020 Federal/ Colorado income tax returns and that the information provided to me by the taxpayer and the amounts shown in Part I above agree with the amounts shown on said tax returns, and that said tax returns, statements, schedules, and attachments are true, correct, and complete to the best of my knowledge and belief. As preparer, I further declare that I have obtained the taxpayer's signature on this form at the time of filing and have provided the taxpayer with copies of all forms and information filed. I also agree to maintain this signed Form (DR 8453C) for the period covered by the Colorado statute of limitations, and to provide paper copies of this declaration, said returns, withholding statements, schedules, and attachments upon request by the Colorado Department of Revenue at any time during this period.

ERO's Signature	Identification Number, Your SSN or ITIN
Jeffrey Starkey	P00303384

Check if also Preparer	Date (MM/DD/YY)
[ ]	03/01/21



200112 11019

2020 Colorado C Corporation Income Tax Return
Do not submit federal return, forms or schedules when filing this return.
(0023)

Fiscal Year Beginning (MM/DD/20)	Year Ending (MM/DD/YY)

Name of Corporation	● Colorado Account Number
hobbyDB Corp.	30167571

Address	● Federal Employer ID Number
1500 S Vona Ct	46-3838265

City	State	ZIP
Superior	CO	80027

● ☐ Mark for Final Return	● ☐ If you are submitting a statement disclosing a listed or reported transaction, mark this box

● **A. Apportionment of Income.** This return is being filed for:

[X] **(42)** A corporation not apportioning income;	☐ **(45)** A corporation electing to pay a tax on its gross Colorado sales;
☐ **(43)** A corporation engaged in interstate business apportioning income using receipts-factor apportionment (DR 0112RF required);	☐ **(46)** A corporation claiming an exemption under P.L. 86-272;
☐ **(44)** A corporation engaged in interstate business apportioning income using special regulation (DR 0112RF required);	☐ **(47)** Other apportionment method, see instructions concerning the requirement for approval by the Department (fill in below);

● **B. Separate/Consolidated/Combined Filing.** This return is being filed for:

[X] A single corporation filing a separate return;	☐ An affiliated group of corporations required to file a combined return (Schedule C required);
☐ An affiliated group of corporations electing to file a consolidated report. **Warning:** such election is binding for four years. If your election was made in a prior year, enter the year of election in line below. (Schedule C required);	☐ An affiliated group of corporations required to file a combined return that includes another affiliated, consolidated group (Schedule C required);

● Enter the year of election (YYYY)

Federal Taxable Income		Round to nearest dollar
1. Federal taxable income from Federal form 1120 or 990-T	● 1	-344,344 00
2. Federal taxable income of companies not included in this return	● 2	0 00
3. Net federal taxable income, subtract line 2 from line 1	3	-344,344 00
Additions		
4. Federal net operating loss deduction	● 4	00
5. Colorado income tax deduction	● 5	00
6. Business Interest Expense Deduction Addback (see instructions).	● 6	00



200112 21019

DR 0112 (11/09/20)
COLORADO DEPARTMENT OF REVENUE
Tax.Colorado.gov
Page 2 of 4

Form 112

Name	Account Number
hobbyDB Corp.	30167571

7.	Other additions, submit explanation	● 7	00
8.	Sum of lines 3 through 7	8	-344,344 00

Subtractions

9.	Exempt federal interest	● 9	00
10.	Excludable foreign source income	● 10	00
11.	Colorado capital gain subtraction	● 11	00
12.	Colorado Marijuana Business Deduction	● 12	00
13.	Agricultural asset lease deduction. Enter CADA certificate number and submit a copy of your certificate with your return	● CADA Certificate Number ● 13	00
14.	Other subtractions, explanation required below Statement 1	● 14	23,243 00

Explain:

15.	Sum of lines 9 through 14	15	23,243 00

Taxable Income

16.	Modified federal taxable income, subtract line 15 from line 8	16	-367,587 00
17.	Colorado taxable income before net operating loss deduction	● 17	-367,587 00

18. Colorado net operating loss deduction: (see instructions)

(a)	Colorado net operating losses carried forward from tax years beginning before January 1, 2018	● 18(a)	00
(b)	Subtract line 18(a) from line 17, if zero skip to 18(d)	18(b)	00
(c)	Colorado net operating losses carried forward from tax years beginning on or after January 1, 2018	● 18(c)	00
(d)	Colorado net operating loss deduction, sum of (a) and (c)	18(d)	00

19.	Colorado taxable income, subtract line 18(d) from line 17	19	-367,587 00
20.	**Tax,** 4.55% of the amount on line 19	● 20	0 00

Credits

21.	Sum of nonrefundable credits from line 28, form DR 0112CR (the sum of lines 21, 22, and 23 cannot exceed tax on line 20.) You must submit the DR 0112CR with your return.	● 21	00
22.	Non-refundable Enterprise Zone credits used - as calculated, or from the DR 1366 line 87 (the sum of lines 21, 22, and 23 cannot exceed tax on line 20). You must submit the DR 1366 with your return.	● 22	00
23.	Strategic capital tax credit from DR 1330 line 6b, the sum of lines 21, 22, and 23 cannot exceed line 20, you must submit the DR 1330 with your return.	● 23	00
24.	Net tax, sum of lines 21, 22, and 23. Subtract that sum from line 20.	24	0 00





200112 31019

DR 0112 (11/09/20)
COLORADO DEPARTMENT OF REVENUE
Tax.Colorado.gov
Page 3 of 4

Form 112

Name	Account Number
hobbyDB Corp.	30167571

25.	Recapture of prior year credits	• **25**	00
26.	Sum of lines 24 and 25	**26**	0 00
27.	Estimated tax, extension payments, and credits	• **27**	00
28.	W-2G Withholding from lottery winnings, you must submit the W-2G(s) with your return.	• **28**	00
29.	Gross Conservation Easement Credit from the DR 1305G line 33, you must submit the DR 1305G with your return.	• **29**	00
30.	Innovative Motor Vehicle and Innovative Truck Credit from form DR 0617, you must submit the DR 0617(s) with your return.	• **30**	00
31.	Business Personal Property Credit: Use the worksheet in the 112 book instructions to calculate, you must submit copy of assessor's statement with your return.	• **31**	00
32.	Renewable Energy Tax Credit from form DR 1366 line 88, you must submit the DR 1366 with your return.	• **32**	00
33.	Sum of lines 27 through 32	**33**	00
34.	Net tax due. Subtract line 33 from line 26	**34**	00
35.	Penalty	• **35**	00
36.	Interest	• **36**	00
37.	Estimated tax penalty due	• **37**	00
38.	Total due. Enter the sum of lines 34 through 37	• **38**	0.00
39.	Overpayment, subtract line 26 from line 33	**39**	00
40.	Amount from line 39 to carry forward to the next year's estimated tax	• **40**	00
41.	Amount from line 39 to be refunded	• **41**	00

Direct Deposit

Routing Number ☐☐☐☐☐☐☐☐☐ Type: ☐ Checking ☐ Savings

Account Number ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

The State may convert your check to a one-time electronic banking transaction. Your bank account may be debited as early as the same day received by the State. If converted, your check will not be returned. If your check is rejected due to insufficient or uncollected funds, the Department of Revenue may collect the payment directly from your bank account electronically.

File and pay at: *Colorado.gov/RevenueOnline* or

Mail and Make Checks Payable to: Colorado Department of Revenue
Denver, CO 80261-0006



200112 41019

DR 0112 (11/09/20)
COLORADO DEPARTMENT OF REVENUE
Tax.Colorado.gov
Page 4 of 4

Form 112

Name		Account Number	
hobbyDB Corp.			30167571

C. The corporation's books are in care of:

Last Name	First Name	Middle Initial	Phone Number
Corp	hobbyDB		(303) 667-7295

Address	City	State	ZIP
1500 S. Vona Ct.	Superior	CO	80027

D. Business code number per federal return (NAICS)

• 541519

E. Year corporation began doing business in Colorado

•

F. Do you want to allow the paid preparer shown below to discuss this return and any related information with the Colorado Department of Revenue? See the instructions.

• [X] Yes   [ ] No

G. Kind of business in detail

Web Platform

H. Has the Internal Revenue Service made any adjustments in the corporation's income or tax or have you filed amended federal income tax returns at any time during the last four years?

• [ ] Yes   [X] No

If yes, for which year(s)? (YYYY)

Did you file amended Colorado returns to reflect such changes or submit copies of the Federal Agent's reports?

• [ ] Yes   [ ] No

Last Name of person or firm preparing return	First Name	Middle Initial
Starkey	Jeffrey	

Address of person or firm preparing return	Phone Number
1470 Walnut Street, Ste 301	(720) 310-2078

City	State	ZIP
Boulder	CO	80302

Under penalties of perjury in the second degree, I declare that I have examined this return and to the best of my knowledge is true, correct and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature or Title of Officer	Date (MM/DD/YY)
CEO	

Do Not Submit Federal Return, Forms or Schedules when Filing this Return

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If you are filing this return **with** a check or payment, please mail the return to:	If you are filing this return **without** a check or payment, please mail the return to:
COLORADO DEPARTMENT OF REVENUE Denver, CO 80261-000**6**	COLORADO DEPARTMENT OF REVENUE Denver, CO 80261-000**5**

These addresses and zip codes are exclusive to the Colorado Department of Revenue, so a street address is not required.

CO 112	Other Subtractions	Statement 1

Description	Amount
Federal R&D Wage Adjustment	23,243.
Total	23,243.